

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 14, 2010

Ms. Laurie Brlas
Executive Vice President and Chief Financial Officer
Cliffs Natural Resources Inc.
200 Public Square
Cleveland, Ohio 44114-2315

> **Re:** **Cliffs Natural Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 1-8944**

Dear Ms.Brlas:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director